Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

August 31, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 24, 2026, The Nasdaq Stock Market LLC (the "Exchange") received from SCORPIO GOLD CORP. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

American Depositary Shares, each representing 20 Common Shares

Common Shares, no par value*

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi

*Not for trading, but only in connection with the listing of the American Depositary Shares on The Nasdaq Stock Market LLC. The American Depositary Shares represent the right to receive common shares and are registered under the Securities Act of 1933, as amended, pursuant to a separate Registration Statement on Form F-6 (File No. 333-297746).